

February 25, 2021

Paul Pereira
Chief Executive Officer
Alfi, Inc.
429 Lenox Avenue
Suite 547
Miami Beach, FL 33139

> **Re: Alfi, Inc.**
> **Amendment No. 1 to**
> **Registration Statement on Form S-1**
> **Filed February 10, 2021**
> **File No. 333-251959**

Dear Mr. Pereira:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 21, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Notes to the Consolidated Financial Statements
Note 3. Significant Accounting Policies, page F-9

1. Please provide your revenue recognition policy that addresses how revenue will be measured and recognized. Refer to ASC 606-10-50. In this regard, we note your disclosure on page 37 that you intend "to charge customers solely based on a CPM, or ads delivered, model." Further, you also disclose on page F-19 that you offer a Software-as-a-Service (SaaS) product. Please clarify these disclosures or revise the respective language throughout your filing to provide consistent terms.

Subsequent Events, page F-12

2. We repeat our prior comment to disclose the nature of the date that subsequent events were evaluated through. Refer to ASC 855-10-50-1. We further note you continue to disclose on page F-19 that as of the date of this report, you have not filed a Form S-1, yet you have filed a Form S-1. Please revise accordingly.

Note 10. Intangible Assets, page F-18

3. We note your expanded disclosure in response to prior comment 6. Please address the following items:
    •   Explain in greater detail the nature of your "technology product production costs" and whether you have concluded these amounts are internal-use software. Refer to ASC 350-40.
    •   We repeat our prior comment to tell us how you considered the guidance in ASC 350-40-35-5.e, that, "given the history of rapid changes in technology, software often has had a relatively short useful life." In further consideration, we also note your risk factor disclosure on page 12 that the digital video advertising market that you operate in is intensely competitive.
    •   Expand your disclosure to clarify the costs that you capitalize and those costs that you expense. Refer to ASC 350-40-25. In addition, disclose the line items in your statement of operations that the amortization is presented.
    •   Your expanded disclosure states that you began to record amortization expense upon launching your first tablet device smart screen in July 2020. Tell us why you did not begin to record amortization expense when your smart screens were ready for their intended use. Refer to ASC 350-40-35-6.

Note 11. Inventory, page F-19

4. We have reviewed your response to prior comment 7. Please address the following items:
    •   Describe the significant terms of your "sales agreements" with rideshares and other businesses. Clarify why you refer to these agreements with rideshares and other businesses as sales agreements. Describe the nature of the revenue and fees that are earned from these agreements. Specifically, tell us the general period of term of these agreements including any revenue share terms.
    •   Describe whether the tablets and devices display content as well as advertisements. If so, describe how the content is acquired and describe the substantive terms of related arrangements.
    •   Tell us and clearly disclose how revenue is generated from devices located at the rideshares and other businesses sites.
    •   We note your disclosure on page F-8, that you refer to your advertising customers. Further, on page F-19, you refer to the rideshares and other businesses as your customers. Please clarify who you have identified as your customer and revise the respective language throughout your filing to provide a consistent policy. Refer to ASC 606-10-25.

- Indicate whether a contract exists at the time the tablet or device is delivered. Refer to ASC 606-10-25-1. You state that "The Company owns devices purchased until they are physically placed into service with rideshares or other businesses" and "Legal ownership of physical tablet devices transfers to customer upon being placed into service by the Company." These statements suggest that you have entered into a "sales arrangement" with customers. Please explain whether the tablets recently delivered are under a sales arrangement and describe the status of those devices. Clarify if these businesses are required to return the tablet or devices upon the end of the sales agreement or if the sales agreements are canceled early.
- If the rideshare and other business are deemed customers, the tablets or devices being delivered to a customer appear to be a distinct performance obligation and should be allocated a portion of the transaction price. Refer to 606-10-25-14, 25-18, and 32-1. Please advise.

Financial Statements, page F-21

5. We have reviewed your response to prior comment 9 and it continues to appear that you have not made any revisions in response to the comment. In this regard, your disclosure indicates that the Company was formed during 2018. However, the audit report and your financial statements show a full year 2018. Please advise or revise accordingly.

Condensed Consolidated Balance Sheet, page F-22

6. It is unclear how you responded to prior comment 8. We repeat our prior comment to identify related party items in your year-end balance sheets as noted in your related party note payable on page F-14. Refer to paragraph 19 of Rule 5-02 of Regulation S-X.

Note 10. Intangible Assets, page F-33

7. Disclose the estimated aggregate amortization expense for each of the five succeeding fiscal years. Refer to ASC 350-30-50-2.3.

Note 11. Other Income, page F-34

8. We note you now include the VAT refund disclosure as a separate footnote in response to prior comment 11. Your disclosure states that you received a VAT refund of approximately $90,000 in 2019. We repeat our prior comment to expand your disclosure to explain the nature of this VAT refund. In this regard we note your only expenses in 2019 and 2018 were depreciation and amortization of $22,166 and $2,186, respectively. In addition, please consider removing your VAT related disclosures from your income taxes footnote as these taxes are not income taxes.

Exhibits
Exhibit 23.1, page II-2

9. Please have your auditor revise the language in their consent to consent to the use of their report in your filing as well as to the reference to the auditor under the heading "Experts" in your filing. Refer to paragraphs (a) and (b) of Rule 230 of the Securities Act.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew M. Tucker